Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in thousands of US dollars, unless otherwise stated)

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of Silvercorp Metals Inc. (the “Company”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) Rui Feng

Rui Feng

Chairman and Chief Executive Officer
Vancouver, Canada
May 16, 2012

INDEPENDENT AUDITORS’ REPORT

OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Silvercorp Metals Inc.

We have audited the accompanying consolidated financial statements of Silvercorp Metals Inc., which comprise the consolidated balance sheets as at March 31, 2012 and 2011, and April 1, 2010, and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended March 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvercorp Metals Inc. as at March 31, 2012 and 2011, and April 1, 2010, and its financial performance and its cash flows for the years ended March 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Silvercorp Metals Inc.'s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2012 expressed an unqualified opinion on Silvercorp Metals Inc.’s internal control over financial reporting.

Vancouver, Canada,
May 16, 2012	Chartered Accountants

Management’s Report on Internal Control over Financial Reporting

Management of Silvercorp Metals Inc. (the “Company”) is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2012 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 90% equity interest in Zhongxing Mining Co,. Ltd. (“Zhongxing”) and Chuanxin Mining Co., Ltd. (“Chuanxin”). As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded Zhongxing and Chuanxin in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operations of Zhongxing and Chuanxin represented 3.2% of the Company’s total assets, 3% of the Company’s net assets, 0.3% of the Company’s sales and 0.2% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statements as of and for the year ended March 31, 2012.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 100% equity interest in Songxian Gold Mining Co., Ltd. (“SX Gold”). As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded SX Gold in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operation of SX Gold represented 4.7% of the Company’s total assets, 4.8% of the Company’s net assets, 0% of the Company’s sales and -1% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statement as of and for the year ended March 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at March 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

(Signed) Rui Feng

Rui Feng

Chairman and Chief Executive Officer
Vancouver, Canada
May 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Silvercorp Metals Inc.

We have audited Silvercorp Metals Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Silvercorp Metals Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Silvercorp Metals Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Zhongxing Mining Co., Ltd. (“Zhongxing”), Chuanxin Mining Co., Ltd. (“Chuanxin”), and Songxian Gold Mining Co., Ltd. (“SX Gold”), which are included in the 2012 consolidated financial statements of Silvercorp Metals Inc. and constituted 2.5%, 0.7% and 4.7% of total assets and 2.3%, 0.7% and 4.8% of net assets, respectively, as of March 31, 2012 and 0.0%, 0.3% and 0.0% of revenues and -0.1%, 0.3% and -1.0% of net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Silvercorp Metals Inc. also did not include an evaluation of the internal control over financial reporting of Zhongxing, Chuanxin and SX Gold. In our opinion, Silvercorp Metals Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at March 31, 2012 and 2011, and April 1, 2010 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended March 31, 2012 and 2011, and our report dated May 16, 2012 expressed an unqualified opinion thereon.

Vancouver, Canada,
May 16, 2012	Chartered Accountants

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	March 31, 2012	March 31, 2011	April 1, 2010
ASSETS			(Note 28)	(Note 28)
Current Assets
Cash and cash equivalents	27	$109,960	$147,224	$50,618
Short-term investments	5	44,551	59,037	43,773
Accounts receivable	6	12,904	1,051	510
Inventories	7	7,006	3,895	3,175
Due from related parties	17	679	203	138
Prepaids and deposits		5,210	2,743	1,964
		180,310	214,153	100,178

Non-current Assets
Long term prepaids and deposits		6,015	893	583
Investment in an associate	8	15,872	15,822	6,103
Other investments	9	45,757	46,286	9,003
Plant and equipment	10	68,788	36,516	29,011
Mineral rights and properties	11	258,521	191,799	114,261
Deferred income tax assets	22	171	1,146	1,315
TOTAL ASSETS		$575,434	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$23,590	$12,770	$7,504
Deposits received		7,268	13,278	6,737
Bank loan		-	-	1,465
Current portion of environmental rehabilitation	12	-	323	292
Dividends payable		4,271	3,600	3,238
Income tax payable		5,082	3,047	1,658
Due to a related party	17	-	3,447	-
		40,211	36,465	20,894

Non-current Liabilities
Deferred income tax liabilities	22	19,991	13,564	-
Environmental rehabilitation	12	4,400	2,909	2,357
Total Liabilities		64,602	52,938	23,251

Equity
Share capital		232,678	266,081	145,722
Contributed surplus		5,552	3,131	4,620
Reserves	14	24,717	24,717	24,717
Accumulated other comprehensive income	15	25,285	19,362	319
Retained earnings		145,580	87,326	33,099
Total equity attributable to the equity holders of the Company		433,812	400,617	208,477

Non-controlling interests	16	77,020	53,060	28,726
Total Equity		510,832	453,677	237,203

TOTAL LIABILITIES AND EQUITY		$575,434	$506,615	$260,454
Commitments	26

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

		Years Ended March 31,
	Notes	2012	2011
			(Note 28)

Sales		$237,962	$167,327
Cost of sales	18	61,149	41,884
Gross profit		176,813	125,443

General and administrative	19	27,124	17,395
General exploration and property investigation		3,699	3,319
Other taxes	20	4,394	1,478
Foreign exchange loss (gain)		(406)	2,803
Loss on disposal of plant and equipment		268	677
Gain on disposal of mineral rights and properties		-	(537)
Income from operations		141,734	100,308

Share of gain (loss) in an associate	8	(182)	6,743
Gain (loss) on investments		(567)	1,788
Other income		2,457	511
Income before finance items and income taxes		143,442	109,350

Finance income	21	3,528	1,461
Finance costs	12,21	(94)	(251)
Income before income taxes		146,876	110,560

Income tax expense	22	45,648	20,843
Net income		$101,228	$89,717

Attributable to:
Equity holders of the Company		$73,838	$67,655
Non-controlling interests	16	27,390	22,062
		$101,228	$89,717

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	13 (g)	$0.43	$0.40
Diluted earnings per share	13 (g)	$0.43	$0.40
Weighted Average Number of Shares Outstanding - Basic		172,487,486	167,806,101
Weighted Average Number of Shares Outstanding - Diluted		173,214,711	169,192,836

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Years Ended March 31,
	2012	2011

Net income	$101,228	$89,717
Other comprehensive income, net of taxes:
Unrealized gain (loss) on available-for-sale securities, net of tax	(599)	4,431
Currency translation adjustment, net of tax	9,288	16,299
Other comprehensive income, net of taxes	8,689	20,730
Comprehensive income, net of taxes	$109,917	$110,447

Attributable to:
Equity holders of the Company	$79,761	$86,698
Non-controlling interests	30,156	$23,749
	$109,917	$110,447

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

		Year Ended March 31,
	Notes	2012	2011
Cash provided by (used in)
Operating activities
Net income		$101,228	$89,717
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation		94	164
Depreciation, amortization and depletion		13,704	7,081
Share of loss (gain) in an associate		182	(6,743)
Deferred income tax expense		4,646	1,359
Loss (gain) on investments		567	(1,788)
Loss on disposal of plant and equipment		268	677
Gain on disposal of mineral rights and properties		-	(537)
Stock-based compensation		3,094	2,291
Changes in non-cash operating working capital	27	(10,505)	11,812
Net cash provided by operating activities		113,278	104,033

Investing activities
Mineral rights and properties
Capital expenditures		(43,426)	(25,561)
Proceeds on disposals		-	537
Plant and equipment
Additions		(23,385)	(9,477)
Proceeds on disposals		113	1
Other investments
Acquisition		(1,964)	(32,823)
Proceeds on disposals		-	1,457
Reclamation expenditures		(47)	-
Net redemptions (purchases) of short-term investments		15,993	(13,503)
Acquisition of Yunxiang (net of cash acquired, $nil)		-	(23,388)
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)		(12,005)	-
Acquisition of SX Gold (net of cash acquired, $554)		(22,320)	-
Prepayments to acquire mineral property, plant and equipment		(3,847)	(770)
Net cash used in investing activities		(90,888)	(103,527)

Financing activities
Net repayment from (advance to) related parties		(4,075)	167
Bank loan
Repayments		-	(1,473)
Non-controlling interests
Contribution	16	5,519	-
Distribution	16	(13,804)	(10,582)
Cash dividends distributed		(14,891)	(13,113)
Share capital
Proceeds from issuance of common shares		1,304	115,818
Normal course issuer bid	13(d)	(35,380)	-
Net cash provided by (used in) financing activities		(61,327)	90,817

Effect of exchange rate changes on cash and cash equivalents		1,673	5,283

Increase (decrease) in cash and cash equivalents		(37,264)	96,606

Cash and cash equivalents, beginning of the year		147,224	50,618

Cash and cash equivalents, end of the year		$109,960	$147,224

Supplementary cash flow information	27

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
						Accumulated		Total equity
						other		attributable to the	Non-
		Number of		Contributed		comprehensive	Retained	equity holders of	controlling
	Notes	shares	Amount	surplus	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2010		164,430,417	$145,722	$4,620	$24,717	$319	$33,099	$208,477	$28,726	$237,203
Options exercised		1,081,376	8,449	(2,963)	-	-	-	5,486	-	5,486
Shares issued for 10% interest of Henan Huawei		163,916	1,127	(998)	-	-	-	129	(129)	-
Shares issued for property		50,000	343	-	-	-	-	343	-	343
Warrants issued for property		-	-	181	-	-	-	181	-	181
Financing		9,200,000	116,840	-	-	-	-	116,840	-	116,840
Share issuance costs		-	(6,400)	-	-	-	-	(6,400)	-	(6,400)
Stock-based compensation		-	-	2,291	-	-	-	2,291	-	2,291
Unrealized gain on available-for-sale securities, net of taxes		-	-	-	-	4,431	-	4,431	-	4,431
Cash dividends		-	-	-	-	-	(13,428)	(13,428)	-	(13,428)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(10,582)	(10,582)
Acquisition of Yunxiang		-	-	-	-	-	-	-	11,296	11,296
Net income		-	-	-	-	-	67,655	67,655	22,062	89,717
Currency translation adjustment		-	-	-	-	14,612	-	14,612	1,687	16,299
Balance, March 31, 2011		174,925,709	$266,081	$3,131	$24,717	$19,362	$87,326	$400,617	$53,060	$453,677
Options exercised		224,277	1,977	(673)	-	-	-	1,304	-	1,304
Stock-based compensation		-	-	3,094	-	-	-	3,094	-	3,094
Normal course issuer bid	13(d)	(4,468,012)	(35,275)	-	-	-	-	(35,275)	-	(35,275)
Transaction cost	13(d)	-	(105)	-	-	-	-	(105)	-	(105)
Unrealized loss on available-for-sale securities, net of taxes		-	-	-	-	(599)	-	(599)	-	(599)
Cash dividends	13(c)	-	-	-	-	-	(15,584)	(15,584)	-	(15,584)
Acquisition of Zhongxing/Chuanxin	4(b)	-	-	-	-	-	-	-	1,336	1,336
Acquisition of SX Gold	4(a)	-	-	-	-	-	-	-	753	753
Contribution from non-controlling interests	16	-	-	-	-	-	-	-	5,519	5,519
Distribution to non-controlling interests	16	-	-	-	-	-	-	-	(13,804)	(13,804)
Net income		-	-	-	-	-	73,838	73,838	27,390	101,228
Currency translation adjustment		-	-	-	-	6,522	-	6,522	2,766	9,288
Balance, March 31, 2012		170,681,974	$232,678	$5,552	$24,717	$25,285	$145,580	$433,812	$77,020	$510,832

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The consolidated financial statements of the Company as at and for the year ended March 31, 2012 were authorized for issue in accordance with a resolution of the Board of Directors dated on May 16, 2012.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These consolidated financial statements represent the Company’s first annual consolidated financial statements that have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”) and Interpretation of the IFRS Interpretation Committee (“IFRIC”) issued by the International Accounting Standards Board (“IASB”).

The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of April 1, 2010. Prior to the adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s accounting policies under IFRS have been consistently applied to these annual consolidated financial statements for the year ended March 31, 2012, the comparative information for the year ended March 31, 2011 and the transition date opening balance sheet as at April 1, 2010. The disclosures of the elected transition exemptions, reconciliations and explanation of accounting policies compared to Canadian GAAP have been provided in Note 28 to these financial statements.

The policies applied in these consolidated financial statements are based on IFRS issued and effective as at the date the Board of Directors approved these financial statements for issue. Any subsequent changes to IFRS could result in a restatement of these financial statements, including the transition adjustments recognized on conversion to IFRS.

(b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries, see Note 3 (a) for the details of the Company’s subsidiaries.

Subsidiaries are fully consolidated from the date on which the Company obtains control. For non-wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income (loss) for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Balances and transactions between the Company and its subsidiaries are eliminated on consolidation.

(c)Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of comprehensive income or losses of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period it occurs.

(d)Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts hold by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e)Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The consolidated financial statements are presented in U.S. dollars (“USD”) as it is the most prominent presentation currency used amongst peers in the industry as well as the markets where the Company’s shares are listed. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold and exchange differences arise, such differences are recognized in the statement of income as part of the gain or loss on sale.

(f) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally satisfied when the title is passed to the customer. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date.

(g)Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with original terms of three months or more, but less than one year.

(i) Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost,

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Building	20 years
Office equipment and furniture	5 years
Machinery and equipment	5-10 years
Motor vehicle	5 years
Land use right	50 years
Leasehold improvement	5 years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(k)Mineral Rights and Properties

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized. Upon determination that a mineral property can be economically developed, which occurs at the earlier of: completion of positive economic analysis of the mineral deposit by establishing proven and probable reserves; or obtaining a mining permit, the subsequent development costs incurred such as to further delineate the ore body and costs incurred during production to increase output by providing access to additional sources of mineral resources, are also capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(l)Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(m)Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(n)Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. The Company capitalizes borrowing costs for all eligible assets where construction commenced on or after April 1, 2010.

(o)Share-based Payments

The Company recognizes stock-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Stock-based compensation expense related to exploration is capitalized in mineral rights and properties.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(p)Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q)Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the treasury stock method. Under this method, derivatives, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(r)Financial Instruments

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), of which transaction costs are expensed as incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

FVTPL:
Financial assets and liabilities classified as FVTPL are measured at fair value with changes in fair values recognized in net income. Financial assets and liabilities are classified as FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as FVTPL and have been designated as such on initial recognition.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Available-for-sale financial assets:
A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as FVTPL; or (ii) it is designated as available-for-sale on initial recognition. A financial asset classified as available-for-sale is measured at fair value except for investments in equity instruments that do not have quoted market prices in active markets and where fair value cannot be reliably measured. Such equity instruments are accounted for at cost. For financial assets measured at fair value, their mark-to-market gains and losses are recognized in other comprehensive income (“OCI”) and accumulated in accumulated other comprehensive income within equity until the financial asset is derecognized or there is objective evidence that the asset is impaired.

Loans and receivables:
Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance cost or income.

Other financial liabilities and interest-bearing loans and borrowings:
Other financial liabilities and financial liabilities classified as interest-bearing loans and borrowings are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance cost.

Impairment:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period they are incurred.

Derecognition:
A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of operations.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction, discounted cash flow analysis or other valuation models.

The Company classifies its financial instruments as follows:

  Financial assets classified as at FVTPL: investments in warrants.

  Financial assets classified as available-for-sale: short term investments, equity investment in Yongning Smelting Co., Ltd., equity investment in Jinduicheng Xise (Canada) Co. Ltd., and other non-derivative marketable securities.

  Loans and receivables: accounts receivables and due from related parties.

  Other liabilities and interest bearing loans and borrowings: accounts payable and accrued liabilities, dividends payable, due to related parties and bank loan.

(s)Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project constructions and developments reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred were recognized in profit and loss during the period in which it becomes receivable or is received.

(t)Significant Judgments & Estimation Uncertainty

Many amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet.

Areas of significant judgments include:

  Capitalization of expenditures respect to exploration, evaluation and development costs to be included in mineral rights and properties.

  Reinvestment of undistributed earnings of foreign subsidiaries.

  Accounting and impairment assessment for equity investments and investment in associates.

Areas of significant estimates include:

Ore reserve and mineral resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Impairment of assets
Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(u)Accounting standards issued but not yet effective

Accounting standards effective January 1, 2012:

IFRS 7 – Financial Instruments: Disclosures amendment issued by the IASB in October 2010 improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 – Income Taxes amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Accounting standards effective January 1, 2013:

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 11 and IAS 28 to have a significant impact on the consolidated financial statements.

IFRS 13 – Fair Value Measurement defines fair value and sets out a single framework for measuring fair value which is application to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires valuation technique used should maximize the use of relevant observable inputs and minimize unobservable inputs. Those inputs should be consistent with the inputs a market participant would use when pricing the asset or liability. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the application of this standard to have a significant impact on the consolidated financial statements.

Accounting standards effective January 1, 2015:

IFRS 9 – Financial Instruments is intended to replace IAS 39 – Financial Instruments: Recognition and Measurement in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principle-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on the consolidated financial statements.

3.	SUBSIDIARIES AND ASSOCIATES

(a)Subsidiaries

Details of the Company’s significant subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,	April 1,	Mineral
Name of subsidiaries	Principal activity	incorporation	2012	2011	2010	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	N/A	N/A
0875786 B.C. LTD.	Mining	Canada	100%	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%	N/A
Wonder Success Limited	Holding company	Hong Kong	100%	100%	N/A
Qinghai Found Mining Co. Ltd.	Mining	China	82%	82%	82%
Henan Huawei Mining Co. Ltd.	Mining	China	80%	80%	70%	HPG, LM
Henan Found Mining Co. Ltd.	Mining	China	77.5%	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd.	Mining	China	69.75%	N/A	N/A	XBG
Chuanxin Mining Co., Ltd.	Mining	China	69.75%	N/A	N/A
Songxian Gold Mining Co., Ltd.	Mining	China	77.50%	N/A	N/A	XHP
Xinshao Yunxiang Mining Co., Ltd.	Mining	China	70%	70%	N/A	BYP
Guangdong Found Mining Co. Ltd.	Mining	China	95%	95%	95%	GC
(i) British Virgin Island ("BVI")

(b)Associate

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,	April 1,
Name of associate	Principal activity	incorporation	2012	2011	2010
New Pacific Metals Corp.	Mining	Canada	14.8%	14.3%	23.4%

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	ACQUISITIONS

(a)77.5% Equity Interest in Songxian Gold Mining Co., Ltd.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found, acquired a 100% equity interest in Songxian Gold Mining Co., Ltd. (“SX Gold”), a government controlled company, and the XHP silver-gold-lead-zinc mine which includes a 14 square-kilometer mining permit and a 500 tonne-per-day flotation/CIL mill (collectively called as “XHP Project”) located in the Songxian County, Henan Province, China. The Company is in the process of transferring the mining permit’s title.

The total purchase consideration was $22,873 (RMB ¥145.5 million), which was composed of a cash consideration of $12,942 (RMB ¥82.3 million) and liabilities assumed of $9,931 (RMB ¥63.2 million). Acquisition related costs were negligible and were expensed in the period.

SX Gold also owns a 51% interest in Rongtai Mining Co., Ltd. (“Rongtai”), an exploration company in Henan Province, China. Rongtai’s net assets of $1,538 (RMB ¥9.8 million) was acquired through the transaction. As of March 31, 2012, Rongtai is in the process of acquiring two exploration permits, with a total contract amount of $1,570 (RMB ¥9.9 million), of which $983 (RMB ¥6.2 million) was paid and recorded as long-term prepaid. Non-controlling interest of $753 (RMB ¥4.8 million) was measured at its proportionate share of the fair value of net identifiable assets acquired.

The transaction was a business combination and has been accounted for using the acquisition method. The final allocation of the purchase price to SX Gold’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

SX Gold
Cash consideration	$12,942
Liabilities assumed	9,931
Total consideration	$22,873

Net working capital (Cash: $554)	$3,639
Long-term prepaids	973
Plant and equipment	7,184
Mineral rights and properties	11,830
Non-controlling interest	(753)
Assets acquired and liabilities assumed	$22,873

The impact to net income of the Company for the year ended March 31, 2012, had the acquisition occurred on April 1, 2011, would be negligible.

(b)69.75% Equity Interest in Zhongxing Mining Co., Ltd. and Chuanxin Mining Co., Ltd.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found, acquired a 90% equity interest in Zhongxing Mining Co., Ltd. (“Zhongxing”) and Chuanxin Mining Co., Ltd. (“Chuanxin”), two private mining companies in Songxian County, Henan Province, China. Zhongxing’s primary asset is the XBG Silver-Gold-Lead-Zinc mine. Chuanxin’s primary asset is a 350 tonne-per-day floatation mill and an associated tailing management facility.

The transaction was a business combination and has been accounted for using the acquisition method. The allocation was finalized in March 2012 to include liabilities assumed in total consideration and to determine

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the fair value of the identifiable assets acquired and liabilities assumed. The significant adjustments made to previous preliminary allocation were to increase total consideration given by $7,322 to reflect the liabilities assumed, correspondingly increasing net working capital by $7,321, reducing plant and equipment by $74, increasing mineral rights and properties by $1,159, increasing deferred income tax liabilities by $271 and increasing non-controlling interest by $813. There was no change made to the consolidated statement of income after applying these adjustments retrospectively to the acquisition date.

The final allocation of the purchase price to Zhongxing and Chuanxin’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Zhongxing/Chuanxin
Cash consideration	$4,703
Liabilities assumed	7,322
Total consideration	$12,025

Net working capital (Cash: $20)	$30
Plant and equipment	4,332
Mineral rights and properties	11,249
Deferred income tax liabilities	(2,250)
Non-controlling interest	(1,336)
Assets acquired and liabilities assumed	$12,025

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were negligible and were expensed in the period.

The impact to net income of the Company for the year ended March 31, 2012, had the acquisition occurred on April 1, 2011, would be negligible.

(c)70% Equity Interest in Xinshao Yunxiang Mining Co., Ltd.

 On January 13, 2011, the Company acquired a 70% equity interest in Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”), a private mining company in Hunan Province, China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine.

The transaction was a business combination and has been accounted for using the acquisition method. The final allocation of the purchase price to Yunxiang’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Cash consideration	$23,084
Liabilities assumed	3,273
Purchase consideration	$26,357

Net working capital (cash: $nil)	$27
Plant and equipment	776
Mineral rights and properties	49,551
Environmental rehabilitation provision	(415)
Deferred income tax liabilities	(12,286)
Non-controlling interest	(11,296)
Assets acquired and liabilities assumed	$26,357

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were negligible and were expensed in the period.

The impact to net income of the Company for the year ended March 31, 2011, had the acquisition occurred on April 1, 2010, would be negligible.

(d)10% Equity Interest in Henan Huawei Mining Co. Ltd.

On May 21, 2010, the Company acquired an additional 10% equity interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127. The consideration was paid through the issuance of 163,916 common shares of the Company. The common shares were valued at $6.876 per share, being the prevailing share price on the New York Stock Exchange at the date of the transaction. The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for as an equity transaction with the carrying amount of the controlling and non-controlling interests being adjusted to reflect the changes in their relative interests in Henan Huawei. The differences between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity.

5.	SHORT-TERM INVESTMENTS

As at March 31, 2012, short-term investments consist of the following:

	Fair market value	Interest rates	Maturity
Bankers acceptance	$9,460	4.17% - 5.24%	April 10 - September 15, 2012
Term deposits	35,091	2.10% - 3.30%	May 31 - August 31, 2012
	$44,551

As at March 31, 2011, short-term investments consist of the following:

	Fair market value	Interest rates	Maturity
Bankers acceptance	$13,176	1.72% - 3.68%	April 29 - September 21, 2011
Term deposits	45,861	1.71% - 2.80%	April 11 - September 15, 2011
	$59,037

As at April 1, 2010, short-term investments consist of the following:

	Fair market value	Interest rates	Maturity
Bankers acceptance	$5,813	2.63% - 2.65%	July 13 - July 22, 2010
Bank commercial paper	5,017	0.49%	April 14, 2010
Term deposits	32,943	0.55% - 1.98%	March 22 - September 18, 2010
	$43,773

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Trade receivables	$9,873	$-	$121
Other receivables	3,031	1,051	389
	$12,904	$1,051	$510

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Included in the trade receivables as at March 31, 2012, $9,525 (RMB ¥60 million) was 180 days letter of credits (“L/C”) issued by one customer of the Company. The L/Cs bear interest at prevailing borrowing rate in China at 6% per annum.

No receivables were written off during the years ended March 31, 2012 and 2011.

7.	INVENTORIES

Inventories consist of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Direct smelting ore and stockpile ore	$2,743	$574	$585
Concentrate inventory	1,233	1,008	855
Total stockpile and concentrate	3,976	1,582	1,440
Material and supplies	3,030	2,313	1,735
	$7,006	$3,895	$3,175

The amounts of inventory recognized as expenses during the years ended March 31, 2012 and 2011 were equivalent to the cost of sales.

8.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at March 31, 2012, the Company owned 9,956,300 common shares (March 31, 2011 - 9,402,100, April 1, 2010 - 7,400,000) of NUX, representing an ownership interest of 14.8% (March 31, 2011 – 14.3%, April 1, 2010 - 23.4%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2010	7,400,000	$6,103	$5,028
Acquisition from market	2,100	2
Private placement participation	2,000,000	2,271
Share of gain		1,881
Dilution gain		4,862
Foreign exchange impact		703
Balance, March 31, 2011	9,402,100	$15,822	$19,640
Acquisition from market	554,200	$662
Share of loss		(182)
Foreign exchange impact		(430)
Balance, March 31, 2012	9,956,300	$15,872	$9,367

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	OTHER INVESTMENTS

		March 31, 2012	March 31, 2011	April 1, 2010

Available-for-sale

Publicly-traded companies	(a)	$11,890	$11,567	$1,849

Yongning Smelting Co. Ltd.	(b)	9,525	9,169	6,886

Jinduicheng Xise (Canada) Co. Ltd.	(c)	22,050	22,669	-

Warrants	(a)	2,292	2,881	268
		$45,757	$46,286	$9,003

(a)Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

Common shares are classified as available-for-sale and are measured at fair value on initial recognition and subsequent measurement. As of March 31, 2012, none of the shares held by the Company was over 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Fair value changes in the amount of $567 are recorded in loss on investments for the year ended March 31, 2012 (for the year ended March 31, 2011 – gain of $1,248).

Common shares:

	Fair value	Accumulated mark-to-market gains and losses included in OCI	Accumulated impairment charges
April 1, 2010	$1,849	$319	$(195)
March 31, 2011	$11,567	$4,750	$(195)
March 31, 2012	$11,890	$4,151	$(195)

Warrants:

	Fair value	Accumulated mark-to-market gains and losses included in net income
April 1, 2010	$268	$35
March 31, 2011	$2,881	$1,283
March 31, 2012	$1,881	$716

(b)Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at March 31, 2012, the Company’s total investment in Yongning Smelting is $9,525 (RMB 60.0 million) (March 31, 2011 - $9,169, April 1, 2010 - $6,886), representing 15% (March 31, 2011 - 15%, April 1, 2010 - 11.75%) of Yongning Smelting’s equity interest. The

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

(c)Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at March 31, 2012, the Company’s total investment in Jinduicheng is $22,050 (CAD$22 million) (March 31, 2011 - $22,669, April 1, 2010 - $nil), representing 6% (March 31, 2011 - 6%, April 1, 2010 - nil) of Jinduicheng’s total equity interest. The investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

10.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	Equipment	Machinery	vehicle	in progress	Total
Balance as at April 1, 2010	$21,059	$1,418	$8,759	$1,992	$469	$33,697
Additions upon acquisition of Yunxiang	197	39	127	109	304	776
Additions	4,240	550	1,280	1,446	2,079	9,595
Disposals	(1,207)	(106)	(193)	(81)	(85)	(1,672)
Reclassify from construction in process	620	-	-	-	(620)	-
Impact of foreign currency translation	1,034	81	411	126	63	1,715
Ending balance as at March 31, 2011	25,943	1,982	10,384	3,592	2,210	44,111
Additions upon acquisition of Zhongxing/Chuanxin	3,286	14	1,002	30	-	4,332
Additions upon acquisition of SX Gold	4,483	67	2,393	162	79	7,184
Additions	6,297	1,018	4,231	2,019	10,325	23,890
Disposals	(29)	(55)	(386)	(387)	-	(857)
Reclassify from construction in progress	6,123	-	60	-	(6,183)	-
Impact of foreign currency translation	1,147	25	483	154	149	1,958
Ending balance as at March 31, 2012	$47,250	$3,051	$18,167	$5,570	$6,580	$80,618

Accumulated depreciation and amortization
Balance as at April 1, 2010	$(1,644)	$(654)	$(1,523)	$(865)	$-	$(4,686)
Disposals	106	78	65	58	-	307
Depreciation and amortization	(1,094)	(306)	(1,101)	(442)	-	(2,943)
Impact of foreign currency translation	(98)	(36)	(92)	(47)	-	(273)
Ending balance as at March 31, 2011	(2,730)	(918)	(2,651)	(1,296)	-	(7,595)
Disposals	4	32	141	298	-	475
Depreciation and amortization	(1,534)	(459)	(1,562)	(858)	-	(4,413)
Impact of foreign currency translation	(110)	(10)	(121)	(56)	-	(297)
Ending balance as at March 31, 2012	$(4,370)	$(1,355)	$(4,193)	$(1,912)	$-	$(11,830)

Carrying amounts
Balance as at April 1, 2010	$19,415	$764	$7,236	$1,127	$469	$29,011
Balance as at March 31, 2011	$23,213	$1,064	$7,733	$2,296	$2,210	$36,516
Balance as at March 31, 2012	$42,880	$1,696	$13,974	$3,658	$6,580	$68,788

During the year ended March 31, 2012, certain plant and equipment were disposed of with proceeds of $113 (for the year ended March 31, 2011 - $1). A loss of $268 (for the year ended March 31, 2011 - $677) was incurred on these dispositions.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	Silvertip	Total
Balance as at April 1, 2010	$35,508	$4,847	$1,971	$2,467	$-	$64,062	$-	$-	$15,771	$124,626
Acquisition of Yunxiang	-	-	-	-	49,551	-	-	-	-	49,551
Capitalized expenditures	11,287	3,899	1,869	2,540	-	693	-	-	7,158	27,446
Mining exploration tax credit	-	-	-	-	-	-	-	-	(823)	(823)
Environmental rehabiliation	(25)	(30)	(22)	(13)	(28)	-	-	-	-	(118)
Foreign currecy translation impact	1,809	306	132	170	228	2,769	-	-	1,039	6,453
Ending balance as at March 31, 2011	48,579	9,022	3,950	5,164	49,751	67,524	-	-	23,145	207,135
Capitalized expenditures	15,472	4,661	2,560	5,971	3,974	5,883	800	1,333	5,209	45,863
Acquisition of Zhongxing/Chuanxin	-	-	-	-	-	-	11,249	-	-	11,249
Acquisition of SX Gold	-	-	-	-	-	-	-	11,830	-	11,830
Mining exploration tax credit	-	-	-	-	-	-	-	-	(553)	(553)
Environmental rehabiliation	(152)	(60)	(49)	(51)	46	863	133	266	-	996
Foreign currecy translation impact	2,120	420	192	290	2,087	2,710	152	135	(664)	7,442
Ending balance as at March 31, 2012	$66,019	$14,043	$6,653	$11,374	$55,858	$76,980	$12,334	$13,564	$27,137	$283,962

Accumulated depletion
Balance as at April 1, 2010	$(7,840)	$(414)	$(820)	$(1,291)	$-	$-	$-	$-	$-	$(10,365)
Depletion	(3,786)	(231)	(204)	(194)	-	-	-	-	-	(4,415)
Foreign currecy translation impact	(432)	(24)	(40)	(60)	-	-	-	-	-	(556)
Ending balance as at March 31, 2011	(12,058)	(669)	(1,064)	(1,545)	-	-	-	-	-	(15,336)
Depletion	(5,916)	(440)	(424)	(490)	(2,033)	-	-	(65)	-	(9,368)
Foreign currecy translation impact	(557)	(33)	(48)	(67)	(31)	-	-	(1)	-	(737)
Ending balance as at March 31, 2012	$(18,531)	$(1,142)	$(1,536)	$(2,102)	$(2,064)	$-	$-	$(66)	$-	$(25,441)

Carrying amounts
Balance as at April 1, 2010	$27,668	$4,433	$1,151	$1,176	$-	$64,062	$-	$-	$15,771	$114,261
Balance as at March 31, 2011	$36,521	$8,353	$2,886	$3,619	$49,751	$67,524	$-	$-	$23,145	$191,799
Balance as at March 31, 2012	$47,488	$12,901	$5,117	$9,272	$53,794	$76,980	$12,334	$13,498	$27,137	$258,521

Although the Company has taken steps to verify title to the mineral rights and properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Silvertip was the only property that was in the exploration and evaluation stage as at March 31, 2012. All the other properties were in the development or commercial production stages.

12.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2010	$2,649
Additions to provision	409
Accretion	164
Revision of provision	(117)
Foreign exchange impact	127
Balance, March 31, 2011	3,232
Additions to provision	1,261
Accretion	94
Revision of provision	(265)
Reclamation expenditures	(47)
Foreign exchange impact	125
Balance, March 31, 2012	$4,400

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2012, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision is $5,340 (March 31, 2011 - $5,009; April 1, 2010 - $4,355), which has been discounted using a discount rate of 2.57% (March 31, 2011 - 2.80%; April 1, 2010 - 5.94%).

During the year ended March 31, 2012, the accretion expense charged to earnings as finance expense was $94 (for the year ended March 31, 2011 - $164). Reclamation expenditures during the current year was $47 (for the year ended March 31, 2011 - $nil).

13.	SHARE CAPITAL

(a)Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2012 were fully paid.

(b)Stock Options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2010	3,204,683	$5.10
Options granted	976,500	9.09
Options exercised	(1,081,376)	5.02
Options forfeited	(200,857)	5.09
Options expired	(10,000)	5.99
Balance, March 31, 2011	2,888,950	$6.48
Options granted	1,380,500	8.81
Options exercised	(224,277)	5.69
Options forfeited	(206,420)	9.06
Options expired	(4,500)	4.32
Balance, March 31, 2012	3,834,253	$7.23

During the year ended March 31, 2012, a total of 1,380,500 options with a life of five years were granted to directors, officers, and employees at exercise prices ranging from CAD$6.69 to CAD$14.96 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of stock options granted during the years ended March 31, 2012 and 2011 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

		Years ended March 31,
	2012	2011
Risk free interest rate	1.51%	2.04%
Expected life of option in years	3.12 years	3.26 years
Expected volatility	67%	73%
Expected dividend yield	1%	1%
Estimated forfeiture rate	10%	12%
Weighted average share price	$8.81	$9.09

The weighted average grant date fair value of options granted during the year ended March 31, 2012 was CAD$3.80 (year ended March 31, 2011 - CAD$4.29). Volatility was determined based on the historical volatility over the estimated life of options. For the year ended March 31, 2012, a total of $3,094 (year ended March 31, 2011 - $2,291) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at March 31, 2012:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price	outstanding at March	remaining contractual life	exercise price in	exercisable at March	exercise price in
in CAD$	31, 2012	(Years)	CAD$	31, 2012	CAD$
$6.74	373,500	0.03	$6.74	373,500	$6.74
6.95	15,000	0.50	6.95	15,000	6.95
9.05	15,200	0.80	9.05	15,200	9.05
7.54	25,000	1.12	7.54	25,000	7.54
5.99	202,500	1.25	5.99	202,500	5.99
3.05	60,000	1.50	3.05	60,000	3.05
2.65	616,085	2.05	2.65	543,086	2.65
7.00	385,500	2.77	7.00	252,832	7.00
7.40	193,250	3.05	7.40	109,081	7.40
8.23	368,437	3.51	8.23	110,629	8.23
12.16	242,281	3.76	12.16	60,407	12.16
14.96	213,000	4.02	14.96	39,944	14.96
9.20	293,500	4.18	9.20	36,691	9.20
7.27	335,500	4.65	7.27	20,977	7.27
6.69	495,500	4.93	6.69	-
$2.65-14.96	3,834,253	3.03	$7.23	1,864,847	$5.94

(c)Cash dividends declared and distributed

The Company raised its quarterly cash dividends from CAD$0.02 per share to CAD$0.025 per share on November 9, 2011. During the year ended March 31, 2012, dividends of $15,584 (year ended March 31, 2011 - $13,427) were declared.

(d)Normal course issuer bid

On June 17, 2011, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 10 million of its own common shares. As at March 31, 2012, the Company acquired 4,468,012 of its common shares at a cost of $35,275. Transaction cost related to the common share acquisitions was $105. All common shares purchased under the NCIB were cancelled.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)Equity financing

On December 14, 2010, the Company completed a financing to raise proceeds of $116,840 through the sale of 9.2 million common shares, at a price of $12.70 per share. Share issuance cost in connection with the financing in the amount of $6,400 was recorded as a reduction to share capital.

(f)Shares and warrants issued to acquire property

During the year ended March 31, 2011, the Company issued 50,000 common shares and granted 50,000 warrants to a third party in connection with Silvertip project’s exploration and development activities. The shares were valued at market price of CAD $6.76 per share as at the settlement date, totaling $343. The warrants were valued at $181 using the Black-Scholes pricing model.

The Company capitalized the total value of these shares and warrants into mineral rights and properties, with corresponding amounts to share capital and contributed surplus.

(g)Earnings per share (basic and diluted)

	For the years ended March 31,
		2012			2011
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net income attributable to equity holders of the Company	$73,838			$67,655

Basic EPS	73,838	172,487,486	$0.43	$67,655	167,806,101	$0.40
Effect of dilutive securities:
Stock options	-	727,225		-	1,375,735
Warrants	-	-		-	11,000
Diluted EPS	$73,838	173,214,711	$0.43	$67,655	169,192,836	$0.40

Anti-dilutive options and warrants that are not included in the diluted EPS calculation were 1,668,390 for the year ended March 31, 2012 (for the year ended March 31, 2011 – 573,389).

14.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises each year.

Dedicated reserves include an Enterprise Reserve Fund and an Enterprise Expansion Fund, which are recorded as a component of shareholders’ equity, and are not available for distribution to shareholders other than upon liquidation.

Up to March 31, 2012, only Henan Found has appropriated the dedicated reserves. The dedicated reserves appropriated by Henan Found for the years ended March 31, 2012 and 2011 are summarized in the table below. No dedicated reserves were appropriated for the years ended March 31, 2012 and 2011 since the balance has reached the maximum required amount.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Enterprise	Total Dedicated
	Enterprise Reserve	Expansion	Reserves
April 1, 2010, March 31, 2011 and 2012	$2,211	$22,506	$24,717

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31, 2012	March 31, 2011	April 1, 2010
Unrealized gain on available-for-sale securities	$4,151	$4,750	$319
Currency translation adjustment	21,134	14,612	-
Balance, end of the year	$25,285	$19,362	$319

The unrealized gain on available-for-sale securities and on currency translation adjustment are net of tax nil for all periods presented.

16.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Zhongxing/Chuanxin	Henan Huawei	Qinghai Found	Yunxiang	Guangdong Found	SX Gold	Total
Balance, April 1, 2010	$27,749	$-	$-	$-	$-	$977	$-	$28,726
Addition upon acquisition	-	-	(129)	-	11,296	-	-	11,167
Share of net income (loss)	20,702	-	1,549	(21)	(122)	(46)	-	22,062
Share of other comprehensive income (loss)	1,561	-	(56)	10	-	172	-	1,687
Distribution	(10,582)	-	-	-	-	-	-	(10,582)
Balance, March 31, 2011	$39,430	$-	$1,364	$(11)	$11,174	$1,103	$-	$53,060
Share of net income (loss)	25,247	66	2,321	(84)	137	(19)	(278)	27,390
Share of other comprehensive income	1,821	62	97	12	559	189	26	2,766
Acquisition of Zhongxing/Chuanxin	(2,706)	4,042	-	-	-	-	-	1,336
Acquisition of SX Gold	(5,150)	-	-	-	-	-	5,903	753
Contribution	-	940	-	-	3,655	924	-	5,519
Distribution	(13,804)	-	-	-	-	-	-	(13,804)
Balance, March 31, 2012	$44,838	$5,110	$3,782	$(83)	$15,525	$2,197	$5,651	$77,020

As at March 31, 2012, non-controlling interests in Henan Found, Zhongxing, Chuanxin, Henan Huawei, Qinghai Found, Yunxiang, Guangdong Found and SX Gold were 22.5%, 30.25%, 30.25%, 20%, 18%, 30%, 5% and 22.5%, respectively.

17.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	March 31, 2012	March 31, 2011	April 1, 2010
NUX (a)	$95	$203	$138
Henan Non-ferrous Geology Bureau (b)	17	-	-
Z.X. Zhu (e)	567	-	-
	$679	$203	$138

Due to a related party	March 31, 2012	March 31, 2011	April 1, 2010
Z.X. Zhu (e)	$-	$3,447	$-

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2012, the Company recovered $598 (for the year ended March 31, 2011 - $414) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2012, Henan Found extended loans of $9,089 (RMB¥ 58,000,000) to Henan Geology Bureau. The loans have a term of six months from the date of cash advance and bear a prime interest rate set by The People’s Bank of China. As of March 31, 2012, the loans plus interest were fully repaid by Henan Geology Bureau.

During the year ended March 31, 2012, Henan Found declared and paid dividends of $13,804 (RMB¥ 86,872,500) to Henan Geology Bureau (for the year ended March 31, 2011 - $10,582).

(c)

During the year ended March 31, 2012, the Company paid $364 (for the year ended March 31, 2011 - $246) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in note 17 (g).

(d)

During year ended March 31, 2012, the Company paid $467 (for the year ended March 31, 2011 - $419) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in note 17 (g).

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the year ended March 31, 2012, the Company paid Z.X. Zhu $3,871 related to the liabilities assumed in connection with the acquisition of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the year ended March 31, 2012, total rents were $140 (for the year ended March 31, 2011 - $29).

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(g)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended March 31, 2012 and 2011 were as follows:

	Years ended March 31,
	2012	2011
Directors' fees	$464	$160
Salaries for key management personnel	2,660	1,766
Stock-based compensation	3,692	2,746
	$6,816	$4,672

Salaries of key management personnel include consulting and management fees disclosed in note 17 (c) & (d). Stock-based compensation expenses were measured at grant date fair value.

18.	COST OF SALES

Cost of sales consists of:

	Years ended March 31,
	2012	2011
Direct mining and milling cost	$48,698	$35,457
Depreciation, amortization and depletion	12,451	6,427
Cost of sales	$61,149	$41,884

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Salaries and benefits included in direct mining and milling cost were $10,466 for the year ended March 31, 2012 (for the year ended March 31, 2011 - $5,632).

19.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Years ended March 31,
General and administrative	2012	2011
Office and administrative expenses	$10,607	$7,158
Amortization and depreciation	1,253	654
Salaries and benefits	8,260	6,077
Stock-based compensation	3,094	2,196
Professional fees	3,910	1,310
	$27,124	$17,395

20.	OTHER TAXES

Other taxes were composed of VAT surtax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

21.	FINANCE ITEMS

Finance items consist of:

	Years ended March 31,
Finance income	2012	2011
Interest income	$3,528	$1,461

	Years ended March 31,
Finance costs	2012	2011
Interest expense	$-	$86
Accretion of environmental rehabilitation provision	94	165
	$94	$251

22.	INCOME TAX

(a) Income tax expense

The Company’s Chinese subsidiaries are subject to income taxes on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant tax laws applicable to Foreign Investment Enterprises (“FIEs”). On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Law”) became effective. Under the Law, both domestic companies and FIEs are subject to a unified tax rate of 25%. The Law eliminated the previous preferential tax treatment that is available to FIEs, but provided grandfathering of preferential tax treatments already in place as at January 1, 2008.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

A summary of tax rate applicable to the Company’s Chinese subsidiaries’ calendar years are as follows:

	Exempted from income tax	Tax rate: 12.5%	Tax rate: 25%
Henan Found	2006 – 2007	2008 – 2010	After 2010
Henan Huawei	2007 – 2008	2009 – 2011	After 2011
Yunxiang	N/A	N/A	Since acquisition
Guangdong Found	N/A	N/A	Since acquisition
Zhongxing/Chuanxin	N/A	N/A	Since acquisition
SX Gold	N/A	N/A	Since acquisition
Qinghai Found	N/A	N/A	Since acquisition

The significant components of income tax expense recognized in the statements of income are as follows:

	Years ended March 31,
Income tax expense	2012	2011
Current	$41,002	$19,484
Deferred	4,646	1,359
	$45,648	$20,843

The reconciliation of the Canadian statutory income tax rates to the effective tax rate are as follows:

	Years ended March, 31
	2012	2011
Canadian statutory tax rate	26.13%	28.00%

Income before income taxes	$146,876	$110,560

Income tax expense computed at Canadian statutory rates	38,379	30,957
Foreign tax rates different from statutory rate	(2,956)	(12,842)
Rate differences related to origination and reversal of temporary differences	133	151
Permanent items and other	1,635	(134)
Withholding taxes	5,627	3,667
Temporary income tax differences not recognized	3,133	(671)
Adjustments in respect of prior years	60	(7)
Other	(363)	(278)
	$45,648	$20,843

(b) Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2012	2011
Net deferred income tax assets (liabilities), beginning of the year	$(12,418)	$1,315
Deferred income tax liabilities arising from acquisitions	(2,250)	(12,286)
Deferred income tax expense recognized in net income for the year	(4,646)	(1,359)
Deferred income tax expense recognized in other comprehensive income for the year	(506)	(88)
Net deferred income tax liabilities, end of the year	$(19,820)	$(12,418)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The significant components of the Company’s deferred income tax are as follows:

	March 31, 2012	March 31, 2011	April 1, 2010

Deferred income tax assets
Plant and equipment	$213	$-	$-
Mineral rights and properties	-	891	1,002
Capital loss carry forward	239	230	210
Environmental rehabilitation	792	718	404
Other deductible temporary difference	258	414	113
Total deferred income tax assets	1,502	2,253	1,729

Deferred income tax liabilities
Plant and equipment	(177)	(178)	(168)
Mineral rights and properties	(20,463)	(14,493)	(246)
Withholding tax on undistributed earnings	(500)	-	-
Other deductible temporary difference	(182)	-	-
Total deferred income tax liabilities	(21,322)	(14,671)	(414)

Net deferred income tax liabilities	$(19,820)	$(12,418)	$1,315

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2012	March 31, 2011	April 1, 2010

Non-capital loss carry forward	$47,715	$33,416	$20,128
Deductible temporary difference	3,565	5,332	21,304
	$51,280	$38,748	$41,432

As at March 31, 2012, the Company has the following net operating losses, expiring in various years to 2032 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total
2013	$-	$54	$54
2014	1,627	549	2,176
2015	890	1,047	1,937
2016	-	1,147	1,147
2017	-	1,670	1,670
2026	1,975	-	1,975
2029	4,979	-	4,979
2030	8,222	-	8,222
2031	12,345	-	12,345
2032	13,210	-	13,210
	$43,248	$4,467	$47,715

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2012, temporary differences of $118,832 (March 31, 2011 - $77,504) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

23.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

24.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$109,960	$-	$-	$109,960
Short term investments	44,551	-	-	44,551
Common shares of publicly traded companies	11,890	-	-	11,890
Warrants	-	-	2,292	2,292

Fair value of the other financial instruments excluding from the table above approximate to their carrying amounts as of April 1, 2010, March 31, 2011 and March 31, 2012, respectively.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2012	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$23,590	$12,770	$7,504
Dividends payable	4,271	3,600	3,238
Due to a related party	-	3,447	-
Bank loan	-	-	1,465
	$27,861	$19,817	$12,207

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	March 31, 2012	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$18,510	$77,968	$29,808
Financial assets denominated in Chinese RMB	$33,542	$-	$-

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.3 million.

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2012.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2012 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1.2 million.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

25.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
China
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
ZX/CX	Zhongxing and Chuanxin	XBG
SX Gold	SX Gold	XHP
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Qinghai Found, Silvercorp Metals (China) Inc.	N/A
Canada
Silvertip	0875786 B.C. Ltd.	Silvertip
Head Office	Silvercorp Metals Inc.	N/A
Other Regions	BVI and Barbados' holding companies	N/A

(a) Geographic information for certain long-term assets are as follows:

March 31, 2012
				China				Canada		Other
	Henan										Total
Balance sheet items:	Luoning	ZX/CX		SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$37,631	$4,646		$7,603	$3,488	$11,233	$1,746	$1,779	$662	$-	$68,788
Mineral rights and properties	74,778	12,334		13,498	53,794	76,980	-	27,137	-	-	258,521
Investment in an associate	-	-		-	-	-	-	-	15,206	666	15,872
Other investments	9,525	-		-	-	-	-	-	34,346	1,886	45,757

March 31, 2011
				China				Canada		Other
	Henan										Total
Balance sheet items:	Luoning	ZX/CX		SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$29,308	$-	$	- $	950	$1,884	$1,805	$2,020	$549	$-	$36,516
Mineral rights and properties	51,379	-		-	49,751	67,524	-	23,145	-	-	191,799
Investment in an associate	-	-		-	-	-	-	-	15,822	-	15,822
Other investments	9,169	-		-	-	-	-	-	33,655	3,462	46,286

April 1, 2010
				China				Canada		Other
	Henan										Total
Balance sheet items:	Luoning	ZX/CX		SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$26,541	$-	$	- $	-	$89	$1,896	$-	$485	$-	$29,011
Mineral rights and properties	34,428	-		-	-	64,062	-	15,771	-	-	114,261
Investment in an associate	-	-		-	-	-	-	-	6,103	-	6,103
Other investments	6,886	-		-	-	-	-	-	236	1,881	9,003

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Geographic information for operating results are as follows:

Year ended March 31, 2012
			China					Canada	Other
	Henan									Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$227,887	$640	$-	$6,901	$-	$2,534	$-	$-	$-	$237,962
Cost of sales	(54,120)	(176)	-	(4,423)	-	(2,430)	-	-	-	(61,149)
Gross profit	173,767	464	-	2,478	-	104	-	-	-	176,813

Operating income (expenses)	(15,263)	(279)	(971)	(2,163)	(453)	(781)	(118)	(15,538)	487	(35,079)
Other income (loss)	2,371	-	-	(12)	(10)	-	-	(468)	(173)	1,708
Finance items	3,134	31	(265)	(17)	91	73	-	346	41	3,434
Income tax recovery (expenses)	(40,192)	-	-	171	-	-	-	-	(5,627)	(45,648)
Net income (loss)	$123,817	$216	$(1,236)	$457	$(372)	$(604)	$(118)	$(15,660)	$(5,272)	$101,228

Attributable to:
Equity holders of the Company	96,249	150	(958)	320	(353)	(520)	(118)	(15,660)	(5,272)	73,838
Non-controlling interests	27,568	66	(278)	137	(19)	(84)	-	-	-	27,390
Net income (loss)	$123,817	$216	$(1,236)	$457	$(372)	$(604)	$(118)	$(15,660)	$(5,272)	$101,228

Year ended March 31, 2011
			China					Canada	Other
	Henan									Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$167,327	$-	$-	$-	$-	$-	$-	$-	$-	$167,327
Cost of sales	(41,884)	-	-	-	-	-	-	-	-	(41,884)
Gross profit	125,443	-	-	-	-	-	-	-	-	125,443

Operating expenses	(9,893)	-	-	(108)	(1,119)	(587)	(257)	(12,068)	(1,103)	(25,135)
Other income	521	-	-	-	-	4	-	8,281	236	9,042
Finance items	659	-	-	1	198	1	-	340	11	1,210
Income tax expenses	(17,176)	-	-	-	-	-	-	-	(3,667)	(20,843)
Net income (loss)	$99,554	$-	$-	$(107)	$(921)	$(582)	$(257)	$(3,447)	$(4,523)	$89,717

Attributable to:
Equity holders of the Company	77,303	-	-	15	(875)	(561)	(257)	(3,447)	(4,523)	67,655
Non-controlling interests	22,251	-	-	(122)	(46)	(21)	-	-	-	22,062
Net income (loss)	$99,554	$-	$-	$(107)	$(921)	$(582)	$(257)	$(3,447)	$(4,523)	$89,717

(c) Sales by metal

The sales generated for the years ended March 31, 2012 and 2011 are comprised of:

		Years ended March 31,
	2012	2011
Silver (Ag)	$156,085	$95,834
Gold (Au)	11,027	2,907
Lead (Pb)	61,526	57,623
Zinc (Zn)	9,324	10,963
	$237,962	$167,327

(d) Major customers

During the year ended March 31, 2012, four major customers (year ended March 31, 2011 - three) accounted for 14% to 36% each (year ended March 31, 2011 - 15% to 30%) and collectively 81% (year ended March 31, 2011 - 64%) of the total revenues of the Company.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

26.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	6,022	543	2,217	3,262
Commitments	8,702	2,284	-	6,418

As of March 31, 2012, the Company has two office rental agreements totaling $6,022 for the next eleven years and commitments of $8,702 related to the GC property.

27.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2012	March 31, 2011	April 1, 2010
Cash on hand and at bank	$79,062	$106,750	$36,074
Bank term deposits and GICs	30,898	40,474	14,544
Total cash and cash equivalents	$109,960	$147,224	$50,618

	Years Ended March 31,
Net change in non-cash working capital	2012	2011
Accounts receivable	$(8,213)	$(968)
Inventory	(1,981)	(436)
Prepaid and deposits	(2,757)	(375)
Accounts payable and accrued liabilities	6,635	5,403
Income tax payable	2,246	2,089
Deposits received	(6,435)	6,099
	$(10,505)	$11,812

Supplemental information:
Interest received	$3,522	$1,243
Interest paid	$-	$90
Income tax paid	$37,644	$13,778

Non-cash transactions:
Common shares issued for 10% interest of Henan Huawei	$-	$1,127
Common shares issued for property	$-	$343
Warrants issued for property	$-	$181
Acquisition and expenditure of plant and equipment included in accounts
payable and accrued liabilities	$499	$662
Acquisition and expenditure of mineral rights and properties included in
accounts payable and accrued liabilities	$1,665	$1,269

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

28.	TRANSITION TO IFRS

The Company adopted IFRS effective April 1, 2011 with a transition date of April 1, 2010. This note explains the principal adjustments made by the Company in restating its previous Canadian GAAP consolidated balance sheet as at April 1, 2010 and its previously published Canadian GAAP consolidated financial statements for the year ended March 31, 2011.

(a) First-time adoption exemptions applied

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business combinations – the Company has elected the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations.
Accordingly, the Company has not restated business combinations that took place prior to the transition date.
(ii)

Cumulative translation differences – the Company has elected to set the cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(iv)

Share-based payment – the Company has elected to not apply IFRS 2, Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Reconciliation of equity

The following is the reconciliation of the Company’s equity reported in accordance with Canadian GAAP to its equity under IFRS as at the transition date April 1, 2010:

	Canadian		Transitional Adjustments (note 28 (e))
	GAAP	(i)	(ii)	(iii)	(iv)	(v)		(viii)	IFRS
ASSETS	(xii)
Current Assets
Cash and cash equivalents	$50,618	$-	$-	$-	$-		$-	$-	$50,618
Short-term investments	43,773	-	-	-	-		-	-	43,773
Trade and other receivables	510	-	-	-	-		-	-	510
Inventories	3,175	-	-	-	-		-	-	3,175
Prepaids and deposits	1,964	-	-	-	-		-	-	1,964
Current portion of deferred income tax assets	112	-	-	-	-		-	(112)	-
Due from related parties	138	-	-	-	-		-	-	138
	100,290	-	-	-	-		-	(112)	100,178

Non-current Assets
Long-term prepaids and deposits	583	-	-	-	-		-	-	583
Investment in an associate	6,103	-	-	-	-		-	-	6,103
Other investments	9,003	-	-	-	-		-	-	9,003
Plant and equipment	29,024	(13)	-	-	-		-	-	29,011
Mineral rights and properties	133,248	488	(19,475)	-	-		-	-	114,261
Deferred income tax assets	1,203	-	-	-	-		-	112	1,315
TOTAL ASSETS	$279,454	$475	$(19,475)	$-	$-		$-	$-	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,504	$-	$-	$-	$-		$-	$-	$7,504
Deposits received	6,737	-	-	-	-		-	-	6,737
Bank loan	1,465	-	-	-	-		-	-	1,465
Current portion of environmental rehabilitation	292	-	-	-	-		-	-	292
Dividends payable	3,238	-	-	-	-		-	-	3,238
Income tax payable	1,658	-	-	-	-		-	-	1,658
	20,894	-	-	-	-		-	-	20,894
Non-current Liabilities
Deferred income tax liabilities	19,475	-	(19,475)	-	-		-	-	-
Environmental rehabilitation	2,357	-	-	-	-		-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-		-	-	23,251

Non-controlling interests	21,738	-	-	-	-		-	(21,738)	-

Equity
Share capital	145,722	-	-	-	-		-	-	145,722
Contributed surplus	4,702	-	-	-	-		(82)	-	4,620
Reserves	31,893	-	-	(7,176)	-		-	-	24,717
Accumulated other comprehensive income	14,910	-	-	-	(14,591)		-	-	319
Retained earnings	17,763	475	-	-	14,779		82	-	33,099
Total equity attributable to the equity holders of the Company	214,990	475	-	(7,176)	188		-	-	208,477

Non-controlling interests	-	-	-	7,176	(188)		-	21,738	28,726
Total Equity	214,990	475	-	-	-		-	21,738	237,203

TOTAL LIABILITIES AND EQUITY	$279,454	$475	$(19,475)	$-	$-		$-	$-	$260,454

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is the reconciliation of the Company’s equity in accordance with Canadian GAAP to its equity under IFRS as at March 31, 2011:

					Transitional Adjustments (note 28 (e))
	Canadian GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	(x)	(xi)	IFRS
ASSETS	(xii)
Current Assets
Cash and cash equivalents	$147,224	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$147,224
Short-term investments	59,037	-	-	-	-	-	-	-	-	-	-	-	59,037
Trade and other receivables	1,051	-	-	-	-	-	-	-	-	-	-	-	1,051
Inventories	3,895	-	-	-	-	-	-	-	-	-	-	-	3,895
Prepaids and deposits	2,743	-	-	-	-	-	-	-	-	-	-	-	2,743
Current portion of deferred income tax assets	414	-	-	-	-	-	-	-	(414)	-	-	-	-
Due from related parties	203	-	-	-	-	-	-	-	-	-	-	-	203
	214,567	-	-	-	-	-	-	-	(414)	-	-	-	214,153
Non-current Assets
Long-term prepaids and deposits	893	-	-	-	-	-	-	-	-	-	-	-	893
Investment in an associate	15,624	-	-	-	-	-	-	-	-	198	-	-	15,822
Other investments	46,286	-	-	-	-	-	-	-	-	-	-	-	46,286
Plant and equipment	36,548	(32)	-	-	-	-	-	-	-	-	-	-	36,516
Mineral rights and properties	198,682	321	(20,312)	-	-	-	(946)	-	-	-	(117)	14,171	191,799
Deferred income tax assets	915	-	-	-	-	-	223	-	8	-	-	-	1,146
TOTAL ASSETS	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$12,770	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$12,770
Deposits received	13,278	-	-	-	-	-	-	-	-	-	-	-	13,278
Current portion of environmental rehabilitation	323	-	-	-	-	-	-	-	-	-	-	-	323
Dividends payable	3,600	-	-	-	-	-	-	-	-	-	-	-	3,600
Income tax payable	3,047	-	-	-	-	-	-	-	-	-	-	-	3,047
Current portion of deferred income tax liabilities	84	-	-	-	-	-	-	-	(84)	-	-	-	-
Due to a related party	3,447	-	-	-	-	-	-	-	-	-	-	-	3,447
	36,549	-	-	-	-	-	-	-	(84)	-	-	-	36,465
Non-current Liabilities
Deferred income tax liabilities	30,655	-	(20,312)	-	-	-	-	-	(322)	-	-	3,543	13,564
Environmental rehabilitation	3,026	-	-	-	-	-	-	-	-	-	(117)	-	2,909
Total Liabilities	70,230	-	(20,312)	-	-	-	-	-	(406)	-	(117)	3,543	52,938

Non-controlling interests	34,333	-	-	-	-	-	-	-	(34,333)	-	-	-	-

Equity
Share capital	266,081	-	-	-	-	-	-	-	-	-	-	-	266,081
Contributed surplus	4,192	-	-	-	-	(217)	(844)	-	-	-	-	-	3,131
Reserves	31,893	-	-	(7,176)	-	-	-	-	-	-	-	-	24,717
Accumulated other comprehensive income	33,601	355	-	-	(14,591)	-	(23)	-	-	18	-	2	19,362
Retained earnings	73,185	430	-	-	14,779	217	278	(1,528)	-	180	-	(215)	87,326
Total equity attributable to the equity holders of the Company	408,952	785	-	(7,176)	188	-	(589)	(1,528)	-	198	-	(213)	400,617

Non-controlling interests	-	(496)	-	7,176	(188)	-	(134)	1,528	34,333	-	-	10,841	53,060
Total Equity	408,952	289	-	-	-	-	(723)	-	34,333	198	-	10,628	453,677

TOTAL LIABILITIES AND EQUITY	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Reconciliation of comprehensive income

The following is the reconciliation of the Company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended March 31, 2011:

	Canadian			Transitional Adjustments (note 28 (e))
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	(xi)	IFRS

Sales	$167,327	$-	$-	$-	$-	$-	$-	$-	$167,327
Cost of sales	41,944	-	-	(60)	-	-	-	-	41,884
Gross profit	125,383	-	-	60	-	-	-	-	125,443

General and administrative	18,698	6	(135)	-	-	-	-	304	18,873
General exploration and property investigation	3,319	-	-	-	-	-	-	-	3,319
Foreign exchange loss	2,762	41	-	-	-	-	-	-	2,803
Loss on disposal of plant and equipment	677	-	-	-	-	-	-	-	677
Gain on disposal of mineral rights and properties	(537)	-	-	-	-	-	-	-	(537)
Income from operations	100,464	(47)	135	60	-	-	-	(304)	100,308

Dilution gain and share of income from an associate	6,563	-	-	-	-	-	180	-	6,743
Gain on investments	1,788	-	-	-	-	-	-	-	1,788
Other income	511	-	-	-	-	-	-	-	511
Income before finance items and income taxes	109,326	(47)	135	60	-	-	180	(304)	109,350

Finance income	1,461	-	-	-	-	-	-	-	1,461
Finance costs	(251)	-	-	-	-	-	-	-	(251)
Income before income taxes	110,536	(47)	135	60	-	-	180	(304)	110,560

Income tax expense	21,061	-	-	(218)	-	-	-	-	20,843
Non-controlling interests	20,626	-	-	-	-	(20,626)	-	-	-
Net income	$68,849	$(47)	$135	$278	$-	$(20,626)	$180	$(304)	$89,717

Attributable to:
Equity holders of the Company	$68,849	$(44)	$135	$278	$(1,528)	$-	$180	$(215)	67,655
Non-controlling interests	-	(3)	-	-	1,528	20,626	-	(89)	22,062
	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Other comprehensive income, net of taxes
Unrealized gain on available for sale securities	$4,431	$-	$-	$-	$-	$-	$-	$-	4,431
Currency translation adjustment	14,260	2,047	-	(28)	-	-	18	2	16,299
Other comprehensive income	18,691	2,047	-	(28)	-	-	18	2	20,730
Comprehensive income	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447
Attributable to:
Equity holders of the Company	$87,540	$311	$135	$256	$(1,528)	$-	$198	$(214)	86,698
Non-controlling interests	-	1,689	-	(6)	1,528	20,626	-	(88)	23,749
	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

(d) Statement of cash flows

For the year ended March 31, 2011, the conversion to IFRS did not result in material changes to the statement of cash flows.

(e) Notes to the reconciliations

Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

April 1, 2010: Foreign exchange differences of $475 were adjusted to the respective non-current assets and retained earnings.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

March 31, 2011: Foreign exchange differences of $289 were adjusted to respective non-current assets and equity with an exchange loss of $47 recognized in net income in the period.

(ii)	Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

April 1, 2010: Adjustments of $19,475 were made to reduce mineral rights and properties (non-current assets) and deferred income tax liabilities.

March 31, 2011: Adjustments of $20,312 were made to reduce mineral rights and properties (non-current assets) and deferred income tax liabilities.

(iii)	Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. Reserves of $7,176 were allocated to non-controlling interest.

(iv)	Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. Cumulative translation difference of $14,591 was reclassified from accumulated other comprehensive income to retained earnings. Non-controlling interest of $188 was adjusted to reflect the non-controlling interest holders’ portion of the cumulative translation difference.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

April 1, 2010: Stock-based compensation was reduced by $82 with respective adjustments made to contributed surplus and retained earnings.

March 31, 2011: Stock-based compensation was reduced by $135 with respective adjustments made to contributed surplus and retained earnings.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

March 31, 2011: Non-current assets were reduced by $723, with the respective adjustments made to non-controlling interests and equity. $278 is adjusted to increase net income mainly due to reversal of deferred taxes.

(vii)	Non-controlling interests

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

March 31, 2011: Non-controlling interests balance increased by $1,528.

(viii)	Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests presented as a mezzanine item under Canadian GAAP were reclassified to equity under IFRS. The presentation with respect to income attributable to the shareholders and income attributable to the non-controlling interests were presented in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS.

March 31, 2011: adjustment of $198 was made to non-current assets with corresponding increase in comprehensive income.

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis. As a result of discount rate changes, an adjustment of $117 was made to reduce the environmental rehabilitation provision and its related assets on March 31, 2011 (April 1, 2010 - $nil).

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

As a result, on March 31, 2011, non-current assets were adjusted by $14,171, non-current liabilities related to deferred income liabilities were adjusted by $3,543 and non-controlling interest balance was adjusted by $10,841. Acquisition-related costs of $304 were expensed in statement of income for the period.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(xii)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.